Filed by Phelps Dodge Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Phelps Dodge Corporation
Commission File No.: 001-00082
Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements about Phelps Dodge and FCX. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Phelps Dodge or FCX, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Phelps Dodge and FCX, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where Phelps Dodge and FCX operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by Phelps Dodge or FCX, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Phelps Dodge or FCX, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
Important Information for Investors and Stockholders
Phelps Dodge and FCX will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Phelps Dodge and FCX urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.
Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge website at www.phelpsdodge.com. Documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX website at http://www.fcx.com.
Phelps Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge’s directors and executive officers in Phelps Dodge is set forth in the proxy statement for Phelps Dodge’s

2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006. FCX, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of FCX in connection with the merger. Information concerning the interests of FCX’s directors and executive officers in FCX is set forth in the proxy statement for FCX’s 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006.
Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Phelps Dodge’s and FCX’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

Freeport-McMoRan and Phelps Dodge Conference Call
November 20, 2006
8:30 a.m. EST
OPERATOR: Ladies and gentlemen, thank you for standing by, and welcome to the Freeport-McMoRan Conference — Phelps Dodge Conference Call. At this time all participants have been placed in a listen-only mode and the floor will be open for your questions following the presentation.
Now I’d like to turn the call over to Kathleen Quirk, Chief Financial Officer and Treasurer at Freeport-McMoRan.
KATHLEEN QUIRK, CHIEF FINANCIAL OFFICER AND TREASURER, FREEPORT-MCMORAN: Thanks, Melissa. Good morning, everyone, and welcome to today’s call to discuss our joint announcement of Freeport-McMoRan Copper and Gold’s proposed acquisition of Phelps Dodge. A joint press release was issued yesterday evening and is available on our respective web sites at pcx.com and phelpsdodge.com. We also have several slides to supplement our comments this morning, and these are available on our web site.
Before we begin today’s presentation, we’d like to remind everyone that our comments today will include forward-looking statements. Please refer to the cautionary language included in our presentation materials and press release and our SEC filings. We and Phelps Dodge will file a joint proxy statement prospectus with the SEC in connection with the proposed merger. We urge investors and stockholders to read the joint proxy statement prospectus when it becomes available, and any other relevant documents filed by either party with the SEC because they will contain important information.
On today’s call are James R. Moffett, Chairman of FCX, Richard Adkerson, Chief Executive Officer of FCX, Steve Whisler, Chairman and CEO of Phelps Dodge, Tim Snider, President and Chief Operating Officer of Phelps Dodge, and Ramey Peru, Chief Financial Officer of Phelps Dodge.
I’m now going to turn over the call to Richard Adkerson for opening remarks.
RICHARD ADKERSON: Thanks, Kathleen. Great to be here today to announce this proposed transaction to all of you, and appreciate your interest.
What we would be able to do with the combination of Phelps Dodge and FCX is create the world’s premiere publicly traded copper company. In terms of copper production and sales globally, we’d only follow Codelco. It would be the largest North American headquartered metals and mining company. It would be a company that would have world class assets, reserves that are long lived and geographically diverse. Within the portfolio of both companies, there is significant exploration potential, and both companies have had a management track record of adding value through their exploration and development activities. The company would have exceptional cash flows. Exceptional cash flows at today’s copper prices and exceptional cash flows at lower prices, and have pro forma financial strength. The operating and development expertise of both management teams would be combined and both sets of operations would benefit from this combined management expertise.

In the near term within the Phelps Dodge set of assets, there’s opportunities for significant growth in production, and longer term both companies have the opportunity to add volumes through their exploration and development activities. We’ll be talking today about why the transaction is one which creates value for both sets of shareholders, both for Phelps Dodge through the acquisition that’s being paid, acquisition considerations for our shareholders because the transformation of our company to a new platform.
Before I go through the details of the combined company’s outlook, Jim Bob Moffett, our Chairman, will make a few comments, and then Steve Whisler, Chairman and CEO of Phelps Dodge will. Jim Bob?
JAMES R. MOFFETT: Good morning, everybody. Thank you, Richard. Glad to be on here with Richard and Steve. We’re pleased to announce this transaction which would transform FCX into the world’s largest publicly traded copper company. FCX success was built on exploration and development of the well-known Grasberg mining district. We will continue to be focused on building value for the Grasberg and generating new values available from the expanded asset base.
Steve Whisler, I want to congratulate you and the entire Phelps Dodge organization on what you’ve done with Phelps Dodge. You’ve built a world class company in the mining industry, and we’ll be key players as we go forward and continuing the success that both companies have achieved in their long histories.
The Grasberg district will underpin the new company and provide long term high grade oil reserves that will produce for decades to come. We are adding substantial reserves in the mineral belts in the U.S., Chile, and Peru, and the opportunity to create a Grasberg type asset with the Tenke project in the Democratic Republic of the Congo. Having the Grasberg district, all the great mines that the Phelps Dodge people have and have the opportunity to go in and do the Freeport and Phelps exploration teams to define how big and how prolific the Tenke project will be a great counterbalance to the Grasberg district, so we see this as a world class group of assets that have been put together for two management teams that have collectively been leaders in the industry, and I am convinced that the new reserves that will be created out of all this asset base will be well beyond anybody’s comprehension this morning. I am confident the combination of these two companies will give our shareholder exposure — our shareholders exposure to a world leader in the mining industry with exceptional opportunities to build asset values along the lines that I’ve just mentioned.
Thank you very much for being on the call. We’re excited about this and I’ll let Steve Whisler comment on the transaction.
STEVE WHISLER: Thank you, Jim Bob, and good morning to everyone.
Let me start by saying we’re very proud of all we’ve achieved at Phelps Dodge. We’re also delighted to be combining with Freeport in this transaction. This is indeed a big day for Phelps Dodge and our shareholders, and I’m very pleased to be here with Jim Bob and Richard to talk about why I feel a combination between Freeport and Phelps Dodge makes such a compelling transaction.
Our overriding goal at Phelps Dodge has always been to maximize value for our shareholders, and I’m very pleased that this transaction not only provides our shareholders with a significant premium for their shares, but also gives them the opportunity to participate in the upside potential of a geographically diversified industry leader possessing the scale and the asset quality to compete on the global stage successfully. The combined company will have strong mining assets, as Jim Bob indicated, a very deep management team, and an industry recognized reputation for operational excellence and technological innovation.
The production capacity and growth opportunities of the combined companies are tremendous. The new company will have a much greater ability to pursue new projects at a time when there is a scarcity of large scale copper development projects around the world to keep up with the strong global demand.
We look forward to working with Freeport to realize all of the benefits of this combination and its exciting portfolio of growth and expansion projects for all of our stakeholders. Together we will have one of the best and most geographically diversified collections of operating, expansion and growth projects in the industry.
With that, let me turn it back to Richard for a review of the presentation. Richard?
RICHARD ADKERSON: Thanks, Steve. Thanks Jim Bob.
OK, we’ll start talking about the deal. We issued a press release yesterday afternoon which I’m sure most of you have seen, but if you will go to page five of the presentation, we have a summary of the transaction itself. This will be an acquisition of Phelps Dodge by FCX. It is a cash and stock transaction with a fixed stock exchange ratio of 0.67 and $88 per share in stock being paid to the Phelps Dodge shareholders. That results in a value based on Friday’s closing price of our shares of $126.46, which was a 33 percent premium to the closing price of Phelps shares on Friday. Total transaction value of $26 billion dollars. Seventy percent cash, 30 percent stock has resulted in the transaction Phelps Dodge shareholders would own 38 percent of the new Freeport on a fully diluted basis. The transaction has customary regulatory and closing conditions. We don’t anticipate issues through that process. It will require shareholder votes by both shareholder groups. We’ll be filing proxies as soon as we can. We anticipate that process will be completed by the end of the first quarter.
The merger agreement’s being filed today, and it has customary no-shop provisions and breakup fees, but that will be available in the public records today.
Now, from our perspective, why did we do the deal? Obviously it’s a much greater exposure to the copper market for our company than we’ve had in the past, and we’ve had exposures significantly to both copper and gold. We feel very positive about that. We feel this is a good time in our industry situation to give our shareholders the copper exposure. We look at what happened in the industry and how today’s world in the copper business differs from the past. The industry prior to the 1990s was one that was fragmented, had many smaller companies who would aggressively pursue development projects when copper prices rose, and many times in terms of returns on equity invested, there were very poor returns.
After a weak period in the industry’s history during the 1980s, prices rose significantly in the decade of the 90s with global economic recovery. There were a number of known projects that were available to the industry at that time, and there was significant development of new major mines, including our mine in Indonesia, the Escondida mine in Chile, and a number of other large mines including Candelaria, one of Phelps Dodge’s mines.
By the late 90s when demand fell first by the — following the Asian financial crisis, the telecom breakdown and then the global IP recession, there was a flood of copper supplies in the marketplace, and inventories rose, prices dropped, the industry consolidated, expenditures on exploration and development dropped. With the emergence of China in 2000, a new feature in the copper market has come to play, and it’s one which we and other suppliers of commodities to China feel very optimistic about. Copper is a metal of infrastructure development. As China and other underdeveloped countries around the world create new cities, as they industrialize, copper is inherently needed for that process.
Then as the U.S. economy recovered and the global outlook for other countries began to get better in the second half of 2003 and forward, we saw copper go to higher prices.
If you look at the chart on page eight you can see that even with the highly publicized comments about the recent increases in copper inventories from any view of historical perspective, the global amount of copper that’s available in visible stocks and in consumer inventories is very low, and these are absolute numbers in light of a much expanded copper market with the incremental demand that China has brought as the world’s largest consumer of copper.
Structurally, the fundamentals of supply and demand in this industry from a commodity standpoint are very strong. We understand the challenges of developing new supplies of copper. It’s very rare to find a major new copper mine. In fact, of the top mines in the world, our Grasberg discovery is the most recent really very large discovery. We also know that as mines mature, meeting production levels is challenging. Grades fall, operating issues become more important. No question in today’s world with top prices copper producers are striving to produce every volume they can, but the supply response to these high prices has been remarkably muted from past times. That comes about because of geological factors that are just not deposits that are known to be developed as they have been in the past, but also issues related to geopolitical issues, cost factors, resource factors.
Page 10 shows the world’s largest copper mines in terms of reserves and production. You can see where the Grasberg rates in that — those categories, but just scan down the width as to when these mines were discovered. The Tenke project has a great opportunity to join this list at the top levels. It’s not generating cash flows currently, so it, in terms of the financial metrics we will talk about, it’s not a significant factor in justifying the price we’re paying for this, but in terms of the future opportunities for this company. Projects like that, other growth projects that are in the Phelps Dodge portfolio of properties, all have the opportunity to add significant volumes and will retain the very highly prospective exploration opportunities that we have at Freeport where we have over 2 million acres of exploration properties that lie outside of the Grasberg producing district, so we believe we’re confident that not only do we create a company that has strong current production volumes generating very strong cash flows, but the opportunity to grow those volumes over time is significant.
Short term press today you can hear people talk about the fact that copper prices have come off all time highs that we had earlier this spring. Inventories have risen somewhat, but fundamentally supplies are very tight. We don’t believe we can predict future commodity prices. We never have, and this is not predicated on some confidence that we believe that copper prices will be at $3 or better or some other levels. We looked at this opportunity under a scenario of varying prices. We’re convinced the companies will be stronger together than either company was apart, and that it will be able to deal with potentially lower prices if that occurs, but this exposure to this positive marketplace with such strong fundamental supply demand factors is something that we’re very excited about for our shareholders.
Longer term, when you look at the industry, with the growth in the total industry’s demands that’s there, the higher growth rates that have been realized in recent years and historically, the industry is going to be faced with replacing its depleting properties. Fully 60 percent of today’s mines either deplete or have to go underground with more limited production over the next 15 years, and while there are a number of expansion projects the industry is pursuing today, there is a remarkable absence of large scale mines to be developed. New mines take longer to build. Environmental issues are important. Everywhere in the world there are political issues. We’re currently experiencing a shortage of equipment and labor, and the industry is consolidated, so today there are fewer larger companies. The diversified companies have the opportunity to allocate capital to other commodities. They know they’re financially strong and they’re much more prudent in allocating capital to expansion projects than at any time in the past.
And that is a summary of why we believe this exposure to copper is an attractive point for our shareholders.
Then we look at the situation related to our assets. Steve and I have talked for at least 10 years about what a great match Phelps Dodge assets are with the Grasberg mine. We’ve been very comfortable and remain very comfortable that we can operate the Grasberg mine in Indonesia in the physical location of where we are. But the market has commented consistently, rating agencies comment consistently, about the fact that we have a single asset located in Indonesia where we’re comfortable operating, but it is a country that doesn’t have an investment grade rating for its credit, and that’s been an issue for us in the marketplace. Phelps Dodge has a portfolio of 14 mines and development projects that are scheduled to be pursued that have strong cash flows, strong volumes, and yet it has been an issue for a marketplace of not having a world class asset in its portfolio. With this combination we’re having diversification for Freeport and the Phelps Dodge set of assets are being supported now with one of the world’s great mining properties.
You can see where the operations are located. As we talked to Phelps Dodge management, they talked about managing their properties in the southwest U.S. as a single property. They share management, they share resources, they look at opportunities as though it was a single mining district, and when you aggregate that, you look at an area that has 25 billion pounds of copper, significant moylbdenum reserves, high production levels, and in today’s world with the way they run the business of attractive cost structure and growth opportunities. In Chile they have two significant mines. El Abra is producing significant production, but it has a significant future development opportunity. Their new mine in Peru, Cerro Verde, is undertaking expansion as we speak, and it has growth opportunities. And then we’ve previously mentioned the extraordinary opportunity in Tenke. You add all that up with our Grasberg operations, and you get what we’ve been talking about. Geographically diverse, long lived, low cost reserves that gives a unique exposure to the copper business. You can see what it means in terms of geographical diversification on the next slide.
Aggregate copper reserves are approaching 90 billion pounds of copper gross net of minority interest 75 billion pounds. Average production volumes are over 4 billion pounds, 3.6 billion net. Long reserve life. The combined company would have 35 percent of its production in Indonesia, 42 percent in North America, the remainder in South America.
Importantly, combined companies have significant amounts of mineralized material, and we define what that is there. This is resources that are known to exist through drilling activities but haven’t been as sufficient drilling or feasibility studies to allow it to be called reserves, but a significant amount of copper that’s potentially producing out there roughly doubles the reserve potential of the company, and that’s what we know today. That doesn’t include the exploration in areas like our area of Papua, like the complete evaluation of Tenke and other exploration opportunities for the company.
Page 16 shows how the companies will be changed in terms of their exposures to different commodities. This is a copper play. Three quarters of the pro forma production will be copper with the remainder split between molybdenum and gold.
Technology. Our company operates one of the great open pit mines in the world. Every day we move 700 to 750,000 tons per day. Our DOZ mine is maybe the biggest block-caving mine in the world. It was designed and constructed at 25,000 tons a day. We’re expanding it to 50,000 tons a day of sustained, and we’re looking at going to 80,000 tons per day. The future of Freeport will be underground, and we’re very confident about our ability to be a large scale low-cost producer using block-caving mining underground. Phelps Dodge’s operations have been focused on low-grade, low stripping ratio operations, and they are the acknowledged industry leader in (SXEW) production technology. Their new technology for copper concentrate leaching, adds significant value to their operations, and gives us great opportunities going forward in the future.
Combining these two together Phelps Dodge has mined open pits. Their Henderson mine is one of the best block-caving mines in the world. A number of our people came up with their training at Henderson. Together this will be a company that will have a broad exposure to technology in the mining process and business. We feel very comfortable about it and excited about it.
We’ve got a number of projects combined that will add volume to the near term. We’ll give you some outlook for that, but the expansion of existing operations through Cerro Verde of course, the Morenci, concentrate leaching project, our expansion in DOZ, future expansions at Cerro Verde and El Abra, and then new mines that are being developed by Phelps Dodge at Safford which is scheduled to come on stream in 2007 and 2008 with a significant expansion opportunity already identified there. Tenke to completing the initial feasibility study there for commencing operation with significant add-on expansion operations from there. All of these are projects that have been identified that give life and opportunities for us and are great exploration. That’s summarized on page 19. These are properties where known opportunities exist associated with existing mines. In addition, Phelps Dodge has a global exploration effort that’s looking for properties around the world, so this is not just a cash play on existing proved producing reserves, but significant growth opportunities.

Particularly if you look on page 20 at two major sites, the world class Grasberg mine which is the only mine on the western half of the island of New Guinea. A number of important mines over the years have been developed in PNG on the eastern half of the island. We have highly prospective areas with a geographic geological dynamics are such that we believes create the opportunity for major mine developments in the future. The Tenke project is believed to be the largest undeveloped high grade copper cobalt project in the world. The grades are remarkable. The picture here shows mineralization at the surface. Less than half of this large concession has been explored. Initial production rates are over 100,000 tons per day of copper with — per year, with clear cut expansion to 400,000 tons per day and the opportunity for significant growth beyond that, so these are the opportunities that we have.
With the structure of this deal to meet the objectives of the Phelps Dodge board and its shareholders, the deal involves a significant cash component which we’re financing using the favorable financial markets today that are available to us in a structure that will allow us to use the cash flows from this business to reduce debt significantly, and that’s going to be a focus of our business. It will be the premier North American based mining company. You can see the enterprise value of $37.5 billion dollars and how it compares with other North American based companies on page 22.
The world’s largest publicly traded copper company with very significant amounts of copper production and growing. That’s shown on page 23. The growth profile established through the Phelps Dodge expansion projects will result, as shown on page 24, on pro forma copper sales of 3.7 billion pounds in 2006 to the 4.5 billion 4.6 billion pound level by 2008, 2009, 2010, supported by ongoing significant gold and molybdenum sales.
We don’t predict copper prices. We plan our business on the basis of varying scenarios so that we have opportunities when markets are good and we manage the risk when markets are weak. What we show on page 25 is varying amounts of annual average earnings before taxes and depreciation, and then average annual operating cash flows. Operating cash flows, of course, will take into account interest costs, acquisition interest costs and taxes that are paid. Using constant gold at $500 an ounce, molybdenum at $15 a pound both below current levels, you can see the leveraged copper prices that we would have. At $3 copper this business pro forma 1996 had $8 billion dollars of EBITDA and $6.5 billion dollars of operating cash flows.
The way the companies have traded results in very meaningful accretion from the perspective of our shareholders, the cash flows over time, which is what we look at, and the earnings even with purchase accounting considerations, but we have significant exposure to copper. We believe the market’s good. It doesn’t have to be as good as it’s been in 2006 for this deal to make sense for our shareholders and for us to sensibly manage the leverage that we’re taking on.
So you can know how to adjust prices to your own outlook, we’ve given the sensitivity to commodity prices on page 26. Plus or minus changes of 20 cents a pound in copper is $500 million dollars impact on net income. Capital expenditures on page 27, pro forma for the combined companies in 2006 would be $1.6 billion dollars. Then at the known projects that are being undertaken now or completed, capital expenditures drop off to roughly $800 million dollars by the 2008, 2009 time frame. So with the level of cash flows that we’re generating, the relatively low level of capital expenditures, significant cash flows would be available to reduce debt.

We’re going into this transaction with a plan of maintaining Freeport’s current common stock dividend, the regular dividend, of $1.25 per share. That results in dividend payments to the Phelps Dodge shareholders considering the exchange ratio of roughly equivalent where they are today. You can see that using varying commodity prices, our ability to pay down debt in the near term would be significant. At the price level of the forward futures, the debt could be basically paid, two-thirds of the debt could be paid off by the end of ‘09, and significant reductions at lower levels.
Our public financial policy has been well established as we, de-leveraged Freeport, in taking advantage of the free cash flows that we would have, we’ve been distributing that cash to shareholders. We’re committed to maintaining a strong financial position. We also have structured the financing for the acquisition in a way so that we can invest in future growth opportunities that have high rates of return. We are going to aggressively seek to reduce debt, as part of this acquisition using the cash flows that we generate.
Positive copper markets would enable us to make substantial debt reductions as we go forward, and we will look at opportunities to review steps further through issuances of equity and possibly through asset sales as we go forward, depending on market conditions and what makes sense. We are committed to our longstanding tradition of maximizing value for shareholders. This company has a strong management track record. The combined companies, each company has, in terms of safety and environmental excellence, world class open pit underground mining expertise and salvage capabilities and explorations and development, proven project management expertise. We’ve each brought in major projects in a very expeditious fashion in global leaders and mining and mining processing technology. Underlying this operating characteristics that we’re — want to preserve from both our organizations, we are going to carry forward our established tradition of working to create shareholder value.
From our shareholders’ perspective, this transaction, as I mentioned, is meaningly accretive from earnings and cash flows. You will see that from material that we included in our proxy material, but it’s very unusual for a transaction to be able to be undertaken involving the payment of a market-based premium and for the transaction to have this degree of accretion from earnings and cash flow standpoint.
It’s also important that we’re creating a company of scale in an industry that’s characterized by fewer and larger companies. This will allow us to compete effectively for resources or equipment, services from suppliers and for projects as we go forward. It will strengthen Phelps Dodge and our company’s existing leadership position in the congress. The value for the Phelps Dodge shareholders is evident. Phelps Dodge’s shares have performed in an outstanding fashion in recent years, and particularly during 2006, and for their shareholders to receive this level of premium means that their management team and their board has done a great job on behalf of their shareholders. They will have participation in a significant way in the new company. We have a number of common shareholders, and we’re going to work hard to present an attractive investment opportunity for these and new shareholders.
So we’re excited about this. We recognize this as a potential opportunity over a number of years when both the industry has gone through such changes and each of our companies has gone through major changes. This was a time and place for us to take advantage of that match of assets, and we couldn’t be more pleased that we’re doing it.

Tim Snider, Chief Operations Officer of Phelps, and two of his senior technical people visited our operations as part of the due diligence process, and I’m going to ask Tim to say a few comments about his visit there.
TIM SNIDER,: Thanks, Richard. As Richard said, as part of our due diligence efforts, I visited the Grasberg mine for a couple of days last week. I was accompanied by two senior vice presidents from our operating technical rank. One of them, Dennis Bartlett, is expert in open pit mining and mine technology. He has about 30 years in the business. The other one was Bill Rech, also about 30 years in the business, and he’s expert in underground mining, particularly block-caving.
Our intent was to review the technical aspects of the operation. The areas that we visited included the open pit mine, of course, the underground mining operation, the common infrastructure project which will facilitate the conversion from primarily an open pit operation to a purely underground operation. We visited the concentrator and some other infrastructure.
There were several area — specific areas that we intended to focus on, and that included the open pit operating plans and pit slope management in particular. We spent a lot of time with mine management, mine planners and geotechnical experts at the property, and we came away believing that Grasberg is using the best practices in pit slope management and also in employing the best available technology for pit slopes.
They appear to be correctly mining — planning the open pit mine through its economic life, and the mine planning and geotechnical experts on site appear to be expert and credible. We also focused on underground mine plans, the development of the underground, and also the common infrastructure development. We found the plans to be well founded and the personnel dealing with the underground to be highly competent. The development work that will allow for the ultimate conversion is being done very well. It’s well thought out, and it should be adequate for long-term use.
And then the final thing that we focused on was specifically the transition plans linking the open pit mining plans with underground so that there’s a smooth transition of production which, of course, occurs in the middle of the next decade. We found that the plans for the transition are well founded and doable. This transition is a big undertaking and we believe that the Grasberg staff has dedicated the right resources and the right talent on the issue. Of course, the combination of our two companies will allow some supplementing of talent if necessary as we go forward.
The key elements of the transition is staffing and training to get enough employees for the ultimate underground operation, so we think Grasberg has a very good start on the sourcing and training of local talent to staff the operation, and we saw some first rate training facilities with classes underway that they’re to be providing a substantial of future employees for that operation.
So in conclusion, in general we were very impressed with what we saw, the talent and staff, and also in the planning that’s underway for the mine.

RICHARD ADKERSON: Thanks, Tim, and from our perspective as we undertook due diligence on Phelps Dodge operations, the more we learned the better we liked this deal.